August 17, 2009

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax: 703-813-6982

Original follows by mail

Dear Mr. Giugliano:

Re:	Thompson Creek Metals Company Inc.
Form 40-F for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-32783

We respond as follows to your letter of August 7, 2009 (“SEC Comment Letter”). We have set forth our responses to each of the comments included in the SEC Comment Letter below.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1. Please revise the cover page to specify the precise “province or other jurisdiction of incorporation or organization,” rather than referring only to Canada.

MANAGEMENT’S RESPONSE:

The Company’s Annual Information Report (AIF) is filed with the Form 40-F as Exhibit 99.1. On page 2 of the AIF under “Corporate Structure”, and in the organizational chart on page 3 of the AIF, it is noted that Thompson Creek Metals, Company, Inc. is organized under the laws of the Province of British Columbia. In future filings, we will specify that Thompson Creek Metals Company Inc. (the “Company”) is organized under the laws of the Province of British Columbia on the cover page of the Form 40-F in future filings.

August 17, 2009

2. We note that your EDGAR filing on Form 40-F does not include page numbers. Please ensure that you paginate future filings.

MANAGEMENT’S RESPONSE:

We will include page numbers in future filings.

3. We note that Exhibit’s 99.2 and 99.3 which relate to Management’s Discussion and Analysis and the Consolidated Financial Statements, respectively, are incorporated by reference from Form 6-K furnished on March 20, 2009. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please amend your Form 40-F to attach and file your Consolidated Financial Statements and Management’s Discussion and Analysis as exhibits. You may refer to Rule 303(b) of Regulation S-T and Rule 12b-23 of the Exchange Act.

MANAGEMENT’S RESPONSE:

In future filings we will attach the Management’s Discussion and Analysis and the Consolidated Financial Statements to the Form 40-F.

Contractual Obligations

4. We note you state the contractual obligation information required to be disclosed was provided under the heading “Management’s Discussion and Analysis—Contractual Obligations” within exhibit 99.3. We are unable to identify your contractual obligations disclosure within that exhibit. Please modify your disclosure to include a tabular disclosure of contractual obligations that satisfies the presentation requirements of General Instruction B(12) (“tabular disclosure of contractual obligations”) of Form 40-F. In your response to this comment, please provide us with a sample of your proposed disclosure.

MANAGEMENT’S RESPONSE:

Substantially all of the contractual obligations were disclosed in narrative form or in the footnotes to the consolidated financial statements, except for operating leases which were not deemed significant. In future filings, we will include a tabular disclosure of contractual obligations. Below is a tabular disclosure of contractual obligations as of December 31, 2008.

August 17, 2009

	Payments Due by Period
		Less Than	1-3	4-5	More Than
(amounts in millions)	Total	1 Year	Years	Years	5 Years

Debt (1)	$17.3	$5.6	$9.1	$2.6	$–
Operating leases	5.1	1.6	3.0	0.5	–
Asset retirement obligations (2)	49.0	0.2	1.4	0.5	46.9
Purchase obligations (3)	40.0	22.0	18.0	–	–
Other (4)	14.5	1.8	12.7	–	–
	$125.9	$31.0	$42.8	$3.1	$49.0

(1)	Amounts represent principal payments on fixed and variable rate equipment loans. Interest expense has not been included. See Note 9 to the Consolidated Financial Statements for more information.

(2)

Mining operations are subject to extensive environmental regulations in the jurisdictions in which they operate. Pursuant to environmental regulations, we are required to close our operations and reclaim and remediate the lands that operations have disturbed. The estimated undiscounted cash outflows of these remediation and reclamation obligations are reflected here. For more information regarding asset retirement obligations, see Note 11 to the Consolidated Financial Statements.

(3)

Purchase obligations are not recorded in the Consolidated Financial Statements. Purchase obligations represent the contractual obligations for the Endako mill expansion project. See Note 15 to the Consolidated Financial Statements for more information.

(4)

Other contractual obligations include labor and service contracts. See Note 10 to the Consolidated Financial Statements for more information. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions. See Note 8 to the Consolidated Financial Statements for more information.

Annual Financial Statements

Note 2. Significant Accounting Policies, page 9

(o) Revenue Recognition, page 9

5. We note you disclose that molybdenum sales revenue is recognized upon the transfer of the title of the metal to third parties. Please expand your disclosure to indicate more precisely when the transfer of title occurs in your sales of molybdenum (i.e. at what point does title transfer in relation to the physical possession and delivery of the inventory).

MANAGEMENT’S RESPONSE:

In future filings, our proposed expanded disclosure is as follows:

The Corporation recognizes revenue from molybdenum sales when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, title transfers, no obligation remains and collection is reasonably assured. The Corporation’s sale contracts specify the point in the delivery process at which title transfers to the customer (shipping point or destination). The Corporation recognizes tolling and calcining revenue under contractual arrangements when the services are performed.

August 17, 2009

From time to time the Corporation enters into forward fixed priced and provisionally priced sales contracts. Under forward fixed price contracts the Corporation is required to sell certain molybdenum production at an agreed upon price. Provisionally priced contracts settle at prices to be determined at a future date based upon provisional assays and quoted prices. See Note 8 to the Consolidated Financial Statements for further discussion of the Corporation’s accounting for both forward fixed price and provisionally priced contracts and all the relevant derivative related disclosures.

Management’s Discussion and Analysis

Income and Mining Taxes, page 23

6. We note that at December 31, 2008, you provided a valuation allowance against your deferred tax assets in the amount of $75.8 million, an increase from the prior year’s balance of $53.9 million, despite having incurred positive net income and positive current income and mining tax expense in each of the last two fiscal years. Please expand your disclosure to include the basis for your conclusion that future income tax assets are more likely than not to be unrealizable. Consider including an application of the framework and considerations within CICA Handbook sections 3465.25 through 3465.30. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

MANAGEMENT’S RESPONSE:

In future filings, our proposed expanded disclosure is as follows:

Management has provided a valuation allowance in the amount of $75.8 million for certain deferred tax assets where the Corporation believes it is more likely than not that the related tax benefit will not be realized. A full valuation allowance remains against net deferred tax assets, namely capital and non-capital operating losses, in two Canadian entities (which are not consolidated for tax purposes ) due to a lack of historical and future taxable income. The significant increase in the valuation allowance in 2008 from 2007 was due to an additional valuation allowance recorded against US foreign tax credit carryforwards, US alternative minimum tax credit carryforwards and US stock compensation. Due to the decline in the molybdenum market together with the absence of a prudent and feasible tax plan at this point in time, the Corporation does not believe it is more likely than not that there will be sufficient taxable income of the appropriate character to realize these US tax benefits in a future period.

Closing Comments

We hereby confirm to the Staff the Company’s acknowledgment of the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

August 17, 2009

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions regarding this letter, please feel free to contact me at (303) 761-8801.

Yours truly,

/s/ Pamela L. Saxton

Pamela L. Saxton

Chief Financial Officer and Vice President, Finance

cc: Kevin Loughrey, Chairman and Chief Executive Officer